Exhibit 99.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Form 6-K dated June 6, 2016, which is incorporated by reference to the Registration Statement on Form F-3 (No. 333-197485) dated July 17, 2014 of Brookfield Renewable Partners L.P. (the “Partnership”), of our report dated April 6, 2016 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the restatement of the previously issued financial statements for the years ended December 31, 2014 and 2013) relating to the financial statements of ISAGEN S.A. E.S.P. as of and for the years ended December 31, 2015, 2014 and 2013, which is filed in the Partnership’s Form 6K dated April 11, 2016. We also consent to the reference to us under the heading “Auditors, Transfer Agent and Registrar” in the preliminary prospectus supplement dated June 6, 2016 incorporated by reference to such Registration Statement.

Medellín, Colombia

June 6, 2016

DELOITTE & TOUCHE LTDA.

/s/ Jorge Enrique Múnera Durango
Partner